Mail Stop 6010

January 26, 2007

Tyco International Ltd.
c/o John S. Jenkins, Jr.
Vice President and Corporate Secretary
Tyco International (US), Inc.
9 Roszel Road
Princeton, New Jersey 08540

> **Re: Tyco International Ltd.**
> **Correspondence regarding Preliminary Proxy Statement**
> **on Schedule 14A**
> **Submitted on January 23, 2007**
> **File No. 001-13836**

Dear Mr. Jenkins:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the letters from the Chairman and Chief Executive Officer which are attached to your correspondence dated January 23, 2007 as Exhibit A. Please ensure that you file those materials.

Proposal Number One

2.   Regarding your proposed revisions in response to prior comments 4 and 5:

- We note your reference to the Board's consideration of the market price of Tyco's common stock after the separation. If the Board also considered the effect of the reverse split on the market price of the securities of the entities that will have publicly traded stock after the separation, please discuss that analysis.

- Please clarify whether you intend to complete the split before or after the separation. If you may complete the split after the separation, please (1) explain the effect on the market price of the securities of the entities that will have publicly traded stock after the separation and (2) describe how you will determine whether to complete the split before or after the separation.

- Please expand your disclosure that the Board "intends to implement a reverse stock split only if and when it believes that it would optimize the long-term value of our common stock" to clarify how implementing the reverse stock split will accomplish this intent.

- We note the last sentence of the proposed revision in your response to prior comment 5 indicates that you may complete the reverse split if you do not complete the separation. Given that the disclosed reasons for the split appear to be based on the effect of the separation, please explain the factors the Board will consider in determining whether to implement the reverse stock split if the separation has not occurred by September 28, 2007.

* * * * *

As appropriate, please revise your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief